SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	June	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Inc. Reports Results of Annual General Meeting of Shareholders

Document 1

Neovasc Inc. Reports Results of Annual General Meeting of Shareholders

NASDAQ: NVCN
TSX: NVC

VANCOUVER, June 15, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) is pleased to announce the results of the votes on matters considered at its Annual General Meeting of Shareholders held on June 15, 2016 in Vancouver, B.C. (the "Meeting").

At the Meeting, the shareholders of the Company (the "Shareholders") set the number of directors at six and re-elected board members Alexei Marko, Paul Geyer, Dr. Jane Hsiao, Steven Rubin, Dr. William O'Neill, and Doug Janzen to serve in office until the next annual meeting or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Alexei Marko	47,248,704	99.91%	41,555	0.09%
Paul Geyer	47,248,704	99.91%	41,555	0.09%
Dr. Jane Hsiao	42,119,905	89.07%	5,170,354	10.93%
Steven Rubin	42,119,905	89.07%	5,170,354	10.93%
Dr. William O'Neill	44,255,199	93.58%	3,035,060	6.42%
Doug Janzen	44,301,903	93.68%	2,988,356	6.32%

At the Meeting, the Shareholders also re-appointed Grant Thornton LLP, Chartered Accountants as auditors of the Company (99.91% of votes cast in favour).

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:47e 15-JUN-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: June 15, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer